

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2021

Susan Shelton
General Counsel and Secretary
Portillo's Inc.
2001 Spring Road, Suite 400
Oak Brook, IL 60523

> **Re: Portillo's Inc.**
> **Draft Registration Statement on Form S-1**
> **Filed November 8, 2021**
> **File No. 377-05664**

Dear Ms. Shelton:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ryan Lichtenfels at 202-551-6001 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Alex Lynch